

July 30, 2014

Via E-mail

Thad Trent
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA 95134

> **Re: Cypress Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 29, 2013**
> **Filed February 27, 2014**
> **Form 8-K dated July 17, 2014**
> **Filed July 17, 2014**
> **File No. 001-10079**

Dear Mr. Trent:

We have reviewed your response letter dated July 14, 2014 and related filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K dated July 17, 2014

Exhibit 99.1

1. We see in the press release included as an exhibit to your Form 8-K, you highlight that "Gross margin was 54%, up 3.7ercentage points sequentially." It appears, based on the table included in the press release, that the 54% gross margin is a non-GAAP measure. In future press releases included as an exhibit to Form 8-K please clearly label non-GAAP measures and include a presentation, with equal or greater prominence, of the most directly comparable financial measure or

measures calculated and presented in accordance with U.S. GAAP, as required by Item 10(e)(1)(i) and (2)(E) of Regulation S-K.

2. As a related matter, while we see that you reconciled non-GAAP gross margin to GAAP gross margin, please tell us where you provided a reconciliation of non-GAAP gross margin % and pretax margin %, as presented on page 1 of the press release, to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Senior Attorney, at (202) 551-3635 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief